Atlassian Explores Redomiciling from the United Kingdom to the United States
TEAM, Anywhere/SAN FRANCISCO (February 9, 2022) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced it has undertaken an exploration of redomiciling its parent holding company from the United Kingdom to the United States.

Atlassian has always operated with a mindset to drive the best long-term outcome for its customers, employees, partners, and shareholders. Atlassian believes moving its parent company to the United States will increase its access to a broader set of investors, support inclusion in additional stock indices, streamline its corporate structure, and provide more flexibility in accessing capital. Atlassian does not believe this transaction will result in any significant operational or business model changes.

The transaction is subject to final approval, including by Atlassian’s Board of Directors and shareholders. Pending exploration, Atlassian would aim to close the transaction in the first half of fiscal year 2023, and will share additional details in the coming months, including the filing of additional materials with the U.S. Securities and Exchange Commission.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 225,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
Heather McLellan
press@atlassian.com

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